December 14, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Jennifer Thompson, Division of Corporate Finance

Re:	CDC Corporation (the “Company”)

Response to Comment Letter received November 30, 2007 (the “Comment Letter”)

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2006

Dear Ms. Collins and Ms. Thompson:

Please note that the Company is in receipt of the Comment Letter, and is in the process of preparing responses thereto. The Company is also preparing an Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F/A”).

The Company hereby informs the Commission that it plans to file the Form 20-F/A on or before January 4, 2008, and that it will keep the Commission updated on its progress in this regard.

Should you have any questions about the foregoing, please feel free to contact the undersigned at 678-287-8443, or Michael Latimore, Chief Financial Officer for the Company at 678-287-8450.

Sincerely,

/s/ James W. FitzGibbons
James W. FitzGibbons
Chief Accounting Officer, CDC Corporation